                                                         OMB APPROVAL
                                               OMB Number:             3235-0145
                                               Expires:         October 31, 1994
                                               Estimated average burden
                                               hours per form..............14.90

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                             CAVCO INDUSTRIES, INC.
                                (Name of Issuer)

                          $0.05 Par Value Common Stock
                         (Title of Class of Securities)

                                   149 567 109
                                 (CUSIP Number)


William M. Hardin, Esq., 2929 North Central Avenue, Phoenix, AZ 85012 (602) 640-9322

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 March 27, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



CUSIP NO.   149 567 109                                       PAGE 2 OF 7 PAGES

    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Janal Limited Partnership               86-0756257

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  X
                                                                         (b) / /

    3      SEC USE ONLY


    4      SOURCE OF FUNDS*

           N/A

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                / /

           N/A

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Arizona

         NUMBER OF               7      SOLE VOTING POWER
          SHARES
       BENEFICIALLY                     0
         OWNED BY
           EACH                  8      SHARED VOTING POWER
         REPORTING
          PERSON                        0
           WITH                  9      SOLE DISPOSITIVE POWER

                                        0
                                 10     SHARED DISPOSITIVE POWER

                                        0

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           / /

           N/A

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%

   14      TYPE OF REPORTING PERSON*

           PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO.   149 567 109                                       PAGE 3 OF 7 PAGES

    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                              Al R. Ghelfi: ###-##-####
           Alfred and Janet Ghelfi Trust      Janet M. Ghelfi: ###-##-####

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  X
                                                                         (b) / /

    3      SEC USE ONLY


    4      SOURCE OF FUNDS*

           N/A

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                / /

           N/A

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Arizona

         NUMBER OF              7      SOLE VOTING POWER
          SHARES
       BENEFICIALLY                    0
         OWNED BY
           EACH                 8      SHARED VOTING POWER
         REPORTING
          PERSON                       0
           WITH                 9      SOLE DISPOSITIVE POWER

                                       0
                                10     SHARED DISPOSITIVE POWER

                                       0

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           / /

           N/A

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%

   14      TYPE OF REPORTING PERSON*

           OO

                                  SCHEDULE 13D


CUSIP NO.   149 567 109                                       PAGE 4 OF 7 PAGES


    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           The 1994 Alsons Trust               86-6225284

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  X
                                                                         (b) / /

    3      SEC USE ONLY


    4      SOURCE OF FUNDS*

           N/A

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                / /

           N/A

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Arizona

         NUMBER OF              7      SOLE VOTING POWER
          SHARES
       BENEFICIALLY                    0
         OWNED BY
           EACH                 8      SHARED VOTING POWER
         REPORTING
          PERSON                       0
           WITH                 9      SOLE DISPOSITIVE POWER

                                       0
                                10     SHARED DISPOSITIVE POWER

                                       0

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           / /

           N/A

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%

   14      TYPE OF REPORTING PERSON*

           OO

                                  SCHEDULE 13D
                                (Amendment No. 3)

         This Amendment No. 3 amends and supplements the statements on Schedule 13D of (i) Janal Limited Partnership ("Janal"), (ii) Alfred and Janet Ghelfi Trust (the "Ghelfi Trust"), and (iii) The 1994 Alsons Trust (the "Alsons Trust"), each dated June 29, 1994, and each as amended by Amendment No. 1 thereto dated December 12, 1994, and as further amended and restated by Amendment No. 2 thereto dated December 11, 1996 (as amended and restated, the "Statement"). This Amendment No. 3 is filed in connection with the transactions entered into in connection with that certain Agreement and Plan of Merger dated as of December 4, 1996 (the "Merger Agreement") by and among the Issuer, Centex Real Estate Corporation ("CREC"), MFH Holding Company, a Nevada corporation (the "Holding Company"), MFH Acquisition Company, an Arizona corporation and wholly-owned subsidiary of the Holding Company (the "Merger Subsidiary") and certain shareholders of the Issuer, Al R. Ghelfi, Janet M. Ghelfi and Janal (the "Shareholder Parties"), and the agreements, documents and instruments contemplated thereby.

         Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Statement. Except as expressly set forth in this Amendment No. 3, there have been no material changes in the information contained in the Statement.


Item 4:           Purpose of Transaction

                  (See Item 5.)


Item 5:           Interest in Securities of the Issuer

                  The information set forth in Item 5 of the Statement is hereby amended and supplemented as follows:

                  The transactions contemplated by the Merger Agreement, as described in the Statement, were consummated on March 27, 1997. On such date, the Shareholder Parties contributed 783,441 shares of Cavco Common Stock to the Holding Company in exchange for 7824.41 Holding Company shares. All other shares of Cavco Common Stock held by the Shareholder Parties were converted into the right to receive the Merger Consideration. Accordingly, the Shareholder Parties presently own no shares of Cavco Common Stock, $0.05 par value.

                  As a result of the Merger and the transactions consummated in connection therewith, all of the outstanding common stock of the Issuer (1000 shares, no par value) is currently owned by the Holding Company. CREC, through its ownership of shares in the Holding Company, holds an approximate 78% indirect equity interest in the Issuer, and the Shareholder Parties, through their ownership of shares in the Holding Company, hold the remaining approximate 22% indirect equity interest in the Issuer.

                  Accordingly, the common stock of the Issuer has ceased to be authorized to be quoted on The Nasdaq Stock Market and has become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.


Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  (See Item 5.)


Item 7:           Material to Be Filed as Exhibits

                  Exhibit A         Group Letter Agreement dated as of April 8,
                                    1997, between Janal Limited Partnership, an
                                    Arizona limited partnership, Al R. Ghelfi and Janet M. Ghelfi as trustees of The 1994
                                    Alsons Trust, and Al R. Ghelfi and Janet M.
                                    Ghelfi as trustees of the Alfred and Janet
                                    Ghelfi Trust.


         Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 1997              JANAL LIMITED PARTNERSHIP,
                                  an Arizona limited partnership

                                  By:  THE 1994 ALSONS TRUST, created
                                       February 9, 1994, general partner


                                       By: /s/Janet M. Ghelfi
                                           ------------------------------------
                                           Janet M. Ghelfi, Independent Trustee


                                       By: /s/Al R. Ghelfi
                                           ------------------------------------
                                           Al R. Ghelfi, Family Trustee

                                       By:      ALFRED AND JANET GHELFI
                                                TRUST, created August 24, 1989,
                                                general partner


                                                By: /s/Al R. Ghelfi
                                                    ---------------------------
                                                    Al R. Ghelfi, Trustee


                                                By: /s/Janet M. Ghelfi
                                                    ---------------------------
                                                    Janet M. Ghelfi, Trustee


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 1997                   ALFRED AND JANET GHELFI TRUST,
                                       created August 24, 1989, general partner


                                       By: /s/Al R. Ghelfi
                                           ---------------------------
                                           Al R. Ghelfi, Trustee


                                       By: /s/Janet M. Ghelfi
                                           ---------------------------
                                           Janet M. Ghelfi, Trustee


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 1997                   THE 1994 ALSONS TRUST, created
                                       February 9, 1994, general partner


                                       By: /s/Janet M. Ghelfi
                                           ------------------------------------
                                           Janet M. Ghelfi, Independent Trustee


                                       By: /s/Al R. Ghelfi
                                           ------------------------------------
                                           Al R. Ghelfi, Family Trustee

                                                                       EXHIBIT A

                             GROUP LETTER AGREEMENT


April 8, 1997


         The undersigned hereby agree, with respect to the Schedule 13D to which this letter agreement is an exhibit, to file as a group pursuant to Rule 13d-1(f)(1).


                                  JANAL LIMITED PARTNERSHIP,
                                  an Arizona limited partnership

                                  By:   THE 1994 ALSONS TRUST, created
                                        February 9, 1994, general partner


                                        By: /s/Janet M. Ghelfi
                                            ------------------------------------
                                            Janet M. Ghelfi, Independent Trustee


                                        By: /s/Al R. Ghelfi
                                            ------------------------------------
                                            Al R. Ghelfi, Family Trustee


                                  By:   ALFRED AND JANET GHELFI TRUST,
                                        created August 24, 1989, general partner


                                        By: /s/Al R. Ghelfi
                                            ------------------------------------
                                            Al R. Ghelfi, Trustee


                                        By: /s/Janet M. Ghelfi
                                            ------------------------------------
                                            Janet M. Ghelfi, Trustee

                                      ALFRED AND JANET GHELFI TRUST,
                                      created August 24, 1989, general partner


                                      By: /s/Al R. Ghelfi
                                          -------------------------------------
                                          Al R. Ghelfi, Trustee


                                      By: /s/Janet M. Ghelfi
                                          -------------------------------------
                                          Janet M. Ghelfi, Trustee



                                      THE 1994 ALSONS TRUST, created February 9,
                                      1994, general partner


                                      By: /s/Janet M. Ghelfi
                                          -------------------------------------
                                          Janet M. Ghelfi, Independent Trustee


                                      By: /s/Al R. Ghelfi
                                          -------------------------------------
                                          Al R. Ghelfi, Family Trustee


                                                                     Page 2 of 2